Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FURTHER

EXPANSION WITH $756.0 MILLION INVESTMENT IN LIQUID CO2 AND

LPG-AMMONIA CARRIERS

ATHENS, Greece, June 3, 2024 (GLOBE NEWSWIRE) – Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announces an important strategic investment in 10 latest technology gas carriers.

Highlights of the transaction

•	Investment in 10 new gas carriers (the “Gas Fleet”) for USD 756.0 million with expected deliveries between the first quarter of 2026 and the third quarter of 2027

•	Six vessels are Dual Fuel Medium Gas Carriers (“MGCs”) and four are Liquid CO2 Handy Multi Gas Carriers (“LCO2s”)

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Key strategic expansion with an eye to the energy transition, adding complementary gas capability to core Liquefied Natural Gas (“LNG”) competence and including pioneering vessels in the transportation of LCO2 and ammonia

•	Transaction expected to be funded using cash at hand obtained primarily from the sales of container vessels and debt financing

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, said: “I am delighted to see the Partnership taking a significant step in becoming a diversified gas transportation company with a focus on the energy transition. The addition of these 10 state of the art, high specification vessels will allow us to provide our existing customers such as utilities, energy companies and traders with a full range of vessels for all their gas transportation needs, increasing our footprint and reach in the market. While LNG will remain our core competence, with an expected delivered fleet of 18 latest generation LNG carriers by 2027, this transaction puts a strong emphasis on the energy transition, as these new acquisitions will have the capability to move Liquefied Petroleum Gas (“LPG”), ammonia, butane, propylene and liquid CO2. The ship building berths secured are valuable early slots within a very tight ship building market and at highly reputable shipyards for these types of vessels. This strategic investment not only strengthens our market position, but also aligns us with the future of energy transportation, ensuring we remain at the forefront of the industry.”

Transaction details

The Partnership today announces a further continuation of its expansion into the gas sector through the acquisition of six MGCs and four LCO2s, with expected deliveries from the first quarter of 2026 to the third quarter of 2027. This is a unique opportunity undertaken by CPLP to increase its footprint into the conventional gas and energy transition gas sectors, whilst retaining the core focus on LNG.

Summary table of 10 vessels under construction being acquired in the transaction

Vessel	Shipyard	Size (cbm)	Acquisition/ Contract Price (in US$ millions)[1]	Expected Delivery
HMD MGC 1	Hyundai Mipo Dockyard Co. Ltd, South Korea (“Hyundai Mipo”)	45,000	78.1	Jun-26
HMD MGC 2	Hyundai Mipo	45,000	78.1	Sep-26
HMD MGC 3	Hyundai Mipo	45,000	78.1	Feb-27
HMD MGC 4	Hyundai Mipo	45,000	78.1	May-27
CIMC MGC 1	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China (“CIMC SOE”)	40,000	65.3	Mar-27
CIMC MGC 2	CIMC SOE	40,000	65.3	Jul-27
HMD LCO2 1	Hyundai Mipo	22,000	78.2	Jan-26
HMD LCO2 2	Hyundai Mipo	22,000	78.2	Apr-26
HMD LCO2 3	Hyundai Mipo	22,000	78.2	Sep-26
HMD LCO2 4	Hyundai Mipo	22,000	78.2	Nov-26

TOTAL			756.0

Despite a ship building market which remains very tight in terms of new vessel slot availability, the Partnership has secured these valuable early slots at highly experienced shipyards for these types of vessels. The delivery schedule is attractive with demand fundamentals for the LPG, ammonia and the carbon capture, utilisation and storage (‘CCUS’) business expected to be very strong going forward.

The MGC vessels to be acquired are in line with our strategy of acquiring high specification, versatile vessels, which can offer our charterers reduced unit freight cost. They are among a new generation of MGCs that are dual fuel (can burn both LPG and Fuel Oil) and have shaft generators, as well as other energy saving devices, while they offer increased capacity of 15%-30% compared to older generation MGCs.

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The ship building contracts were initially entered into by Capital Maritime & Trading Corp. The acquisition/contract prices to be paid by CPLP correspond to the actual ship building cost for all vessels except for ‘HMD LCO2’ 1 & ‘HMD LCO2’ 2, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement dated November 13, 2024. These vessels were ordered in July 2023 and were acquired by CPLP at the same cost that the last two HMD LCO2 vessels were contracted for in January 2024. CPLP will reimburse CMTC for a total amount of $74.7 million representing advances made to the shipyards by CMTC under certain of the ship building contracts and a profit of $11.5 million

The combination of higher capacity, energy savings and cheaper fuel (LPG) offers very attractive unit freight cost economics, which we expect to command a significant premium compared to their older counterparts, reflecting substantial advancements in both design and technology.

The LCO2s are unique vessels that we believe will place CPLP at the forefront of energy transition shipping, as they represent ground-breaking technology in maritime transport. These vessels offer unparalleled trading flexibility, as they are capable of transporting liquid CO2, LPG, and ammonia. Featuring a low-pressure system, they ensure the lowest unit freight cost and are being constructed at high operational specifications, including but not limited to, multiple cargo systems, reinforced cargo tanks, bow and stern thrusters and ice class capabilities. Furthermore, they are alternative-marine-power-ready and with options for ammonia propulsion and/or onboard carbon capture, thus potentially significantly reducing carbon emissions. With the capacity to move more than 1 million tonnes2 of liquid CO2 annually, these vessels are expected to be the workhorses of the ammonia and liquid CO2 industries.

By acquiring these vessels, CPLP is rapidly redeploying the gross proceeds, after debt repayment, from the sale of seven container vessels sold from February 2024 to May 2024, amounting to a total of $182.5 million together with other cash at hand and debt financing. This recycling of capital from older to new clean technology is aligned with our commitment to increase our footprint in gas and energy transition shipping.

Preliminary Capex Schedule of CPLP in USD million, as of May 31, 2024:

	2024			2025				2026				2027
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
LNG/Cs3	551.7	—	—	—	49.9	25.6	50.6	511.0	51.2	149.7	149.7	307.2	—	—
Gas Fleet	105.9	22.4	38.3	7.1	22.5	15.5	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9

TOTAL	657.6	22.4	38.3	7.1	72.4	41.1	72.6	585.0	156.6	272.9	197.4	396.5	46.9	35.9

Fleet Update

Pursuant to the agreement to acquire 11 LNG/Cs provided under the Umbrella Agreement entered into on November 13, 2023 (the “Umbrella Agreement”), the Partnership took delivery on May 31, 2024 of the LNG/C Assos (174,000 cbm, latest generation, two stroke MEGA LNG/C, built at Hyundai Heavy Industries Co., Ltd). The vessel commenced her ten-year employment with Tokyo Gas.

The vessel acquisition was financed through the payment of 10% of the acquisition price on the closing of the Umbrella Agreement on December 21, 2023, along with a new Japanese operating lease with call option (“JOLCO”) arranged by BNP Paribas of $240.0 million and $9.3 million cash at hand. The JOLCO has an escalating quarterly amortization and a balloon payment of $164.4 million payable at the end of its eight-year term.

[2]	Assuming loading LCO2 in North European port(s) and discharge in North Sea CO2 storage.
[3]	LNG/Cs acquisitions under the Umbrella Agreement dated November 13, 2023.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands limited partnership, is an international owner of ocean-going vessels. CPLP currently controls a total of 36 high specification vessels including vessels in the water and on order. The fleet in the water comprises 10 latest generation LNG/Cs and eight Neo-Panamax container vessels. In addition, CPLP has agreed to acquire eight additional latest generation LNG/Cs to be delivered between the second quarter of 2024 and the first quarter of 2027, and six MGCs and four handy LCO2/multi gas carriers to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, the transaction to acquire 10 newbuild gas carriers, the transactions contemplated pursuant to the Umbrella Agreement, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions on the financial condition and operations of CPLP, including expected capital expenses, and the container, LNG and gas sectors in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Capital GP L.L.C

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product

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